

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

May 19, 2014

Via E-Mail

Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
835 Eighth Avenue
New York, NY 10019

> **Re:** **Zale Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 1, 2014**
> **File No. 001-04129**
>
> **Definitive Additional Soliciting Materials**
> **Filed May 13, 2014**
> **File No. 001-04129**

Dear Ms. Chen:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement
Background of the Merger, page 24

1. Please revise your November 8, 2013 entry to disclose whether, in establishing the negotiation committee, the board of directors considered any potential conflicts of interests with Mr. Olshansky given Golden Gate's desire to sell its entire stake in the company instead of waiting for the strategic plan to result in an increased value for the company's stock.

2.   Refer to the November 11, 2013. Revise this disclosure to state whether or not the negotiation committee, or the board of directors, inquired into (i) the nature of the "limited prior relationships" BofA Merrill Lynch had with Signet, or (ii) the absence of conflicts or then-current strategic or capital market assignments or lending relationships with Signet.

3.   Refer to the November 18, 2013 entry (second paragraph). Revise your disclosure to describe the "market observations" made by BofA Merrill Lynch.

4.   Refer to the December 5, 2013 entry. Disclose the "prior relationships disclosed by BofA Merrill Lynch between it and Signet."

5.   Refer to the last paragraph of this section. Revise your disclosure to expand it. Explain why the board reached the conclusion it did, describe what considerations the board took into account in reaching that conclusion, disclose whether the board sought the advice of any third parties (i.e., legal counsel), and whether the board considered retaining a second financial advisor to provide a fairness opinion. Also, disclose whether the board inquired of BofA Merrill Lynch why it had not disclosed its previous presentation to Signet prior to March 2014 and, if so, what response BofA Merrill Lynch provided.

6.   On a related note, disclose whether Signet based the amount of its offer price (initially and through the final transaction price) on the October 2013 BofA Merrill Lynch presentation to Signet.

Reasons for Recommending the Adoption of the Merger Agreement, page 31

7.   Disclose whether the board reconsidered any part of its recommendation subsequent to the disclosure by BofA Merrill Lynch of its October 2013 presentation to Signet.

8.   Refer to the final bullet point on page 33. Disclose whether the board reconsidered the factor subsequent to the disclosure by BofA Merrill Lynch of its October 2013 presentation to Signet.

Prospective Financial Information, page 34

9.   We note that you updated the prospective financial information to include actual results from the first two quarters in fiscal year 2014. Disclose whether, in light of those results, the board considered requesting updated financial projections from management for BofA Merrill Lynch to use in its analyses.

10.   We note your disclosure of the "prospective financial information" on page 35. Please confirm that such disclosure includes the business plan case and forecast and the alternative case and forecast. If they do not, disclose each of them.

Ting S. Chen, Esq.
Cravath, Swaine & Moore LLP
May 19, 2014
Page 3

11.   On a related note, you have disclosed "summary" information. Regardless of
        your response to the comment above, please tell us why you did not disclose the
        full forecasts as provided to BofA Merrill Lynch and/or Signet. Also, if you do
        not disclose the full forecasts, please provide them to us supplementally.

Opinion of BofA Merrill Lynch, page 37

12.   Revise to disclose what, if any, portion or information used in the 2013
        presentation to Signet was used by BofA Merrill Lynch in its work for Zale.
        Also, disclose whether BofA Merrill Lynch presented any other potential target
        companies to Signet.

Definitive Additional Soliciting Materials filed on May 13, 2014

13.   Each statement or assertion of opinion or belief must be clearly characterized as
        such, and a reasonable factual basis must exist for such opinion or belief. Support
        for opinions or beliefs should be self-evident, disclosed in the solicitation
        materials or provided to the staff on a supplemental basis. Please provide support
        for the following disclosure:

        • That "[t]here is risk of material decline in the Company's share price if the
          proposed transaction does not close" (slide 1).
        • That "[p]rior to the announcement of the proposed transaction, Zale traded
          well above its peers on valuation metrics that investors typically look at…"
          (slide 6).

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to their disclosure, they are responsible
for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in
          the filing;

        • staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions